SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                                    SCHEDULE 13G
                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 1)
                           POMEROY COMPUTER RESOURCES, INC.
            _________________________________________________________________
                                (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
            _________________________________________________________________
                           (Title of Class of Securities)


                                  731822 10 2
            _________________________________________________________________
                                  (CUSIP Number)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (``Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
          _________________________________________________________________

               1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)
                    David B. Pomeroy, II
          _________________________________________________________________

               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)   ______
                    (b)   ______
          _________________________________________________________________

               3)   SEC  Use Only  _____________________________

          _________________________________________________________________

               4)   Citizenship or Place of Organization

                    United States of America

          _________________________________________________________________

           Number of Shares     (5) Sole Voting Power            2,373,235*
           Beneficially Owned  (6) Shared Voting Power              95,297**
           by Each Reporting   (7) Sole Dispositive Power        2,373,235*
           Person With          (8) Shared Dispositive Power        95,297**

          * Includes 130,875 Shares issuable upon exercise of currently exercisable stock options. Excludes 25,000 shares issuable upon exercise of currently exercisable stock options granted subsequent to the end of the 1997 calendar year.
          ** Includes 22,636 Shares owned by Mr. Pomeroy's spouse as to which he disclaims beneficial ownership. Also includes 72,661 Shares owned by Pomeroy Computer Resources, Inc. ESOP ( "ESOP" ), of which Mr. Pomeroy is a trustee. Of the 72,661 Share owned by ESOP, Mr. Pomeroy disclaims beneficial ownership except as to the 33,161 Shares allocated to his account which shares he has the right to vote under the ESOP with respect to certain matters.
          _________________________________________________________________

              9)   Aggregate Amount Beneficially  Owned by Each  Reporting
          Person   2,468,532
                   _________
          _________________________________________________________________

               10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
          _________________________________________________________________

               11)  Percent of Class Represented by Amount in Row (9) 27.1%
                                                                     ______

          _________________________________________________________________
               12)  Type of Reporting Person (See Instructions)   IN
                                                               ____________
          _________________________________________________________________

          Item 1(a).     Name of Issuer.
                    Pomeroy Computer Resources, Inc.

          Item 1(b). Address of Issuer's Principal Executive Officers. 1020 Petersburg Road
                    Hebron, Kentucky  41048

          Item 2(a).     Name of Person Filing.
                    David B. Pomeroy, II

          Item 2(b).     Address of Principal Business Office or, if  none,
                         Residence.

                    1020 Petersburg Road
                    Hebron, Kentucky  41048

          Item 2(c).     Citizenship.
                    United States of America

          Item 2(d).     Title of Class of Securities.
                    Common Stock, $.01 par value

          Item 2(e).     CUSIP Number.                    731822 10 2
          Item 3

          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)  __   Broker or Dealer  registered under  Section 15  of
                         the Act
               (b)  __   Bank as defined in Section 3(a)(6) of the Act
               (c)  __   Insurance Company as  defined in Section  3(a)(19)
                         of the Act
               (d)  __   Investment Company registered  under section 8  of
                         the Investment Company Act
               (e)  __   Investment Adviser registered under section 203 of
                         the Investment Advisers Act of 1940

               (f)  __   Employee  Benefit  Plan,  Pension  Fund  which  is
                         subject  to   the   provision  of   the   Employee
                         Retirement  Income   Security  Act   of  1974   or
                         Endowment Fund; see S240.13d-1(b)(1)(ii)(F)
               (g)  __   Parent  Holding   Company,  in   accordance   with
                         S240.13d-1(b)(ii)(G) (Note: See Item 7)
               (h)  __   Group, in accordance with S240.13d-1(b)(1)(ii)(H)

          Item 4. Ownership. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

               (a)  Amount Beneficially Owned:

                    2,468,532, including (i) 130,875 Shares issuable upon exercise of currently exercisable stock options; (ii) 22,636 Shares owned by Mr. Pomeroy's spouse as to which he disclaims beneficial ownership; and (iii) 72,661 Shares owned by ESOP, of which Mr. Pomeroy is a trustee. Of the 72,661 Share owned by ESOP, Mr. Pomeroy disclaims beneficial ownership except as to the 33,161 Shares allocated to his account which shares he has the right to vote under the ESOP with respect to certain matters. Excludes 25,000 shares issuable upon exercise of currently exercisable stock options granted subsequent to the end of the 1997 calendar year.

               (b)  Percent of Class:   21.7%

               (c)  Number of Shares as to which such person has:
                    (i)  sole power to vote or to direct the vote
                                    2,373,235*
                    (ii) shared power to vote or to direct the vote
                                       95,297**
                    (iii)     sole  power  to  dispose  or  to  direct  the
                     disposition of 2,373,235*
                    (iv) shared  power  to   dispose  or   to  direct   the
                      disposition of   95,297**

               Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

          * Includes 130,875 Shares issuable upon exercise of currently exercisable stock options. Excludes 25,000 shares issuable upon exercise of currently exercisable stock options granted subsequent to the end of the 1997 calendar year.
          ** Includes 22,636 Shares owned by Mr. Pomeroy's spouse as to which he disclaims beneficial ownership. Also includes 72,661 Shares owned by Pomeroy Computer Resources, Inc. ESOP ( "ESOP" ), of which Mr. Pomeroy is a trustee. Of the 72,661 Share owned by ESOP, Mr. Pomeroy disclaims beneficial ownership except as to the 33,161 Shares allocated to his account which shares he has the right to vote under the ESOP with respect to certain matters.
<PAGE)

          Item 5.   Ownership of Five Percent of Less of a Class.
               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following __.

               Instruction: Dissolution of a group requires a response to this item.

                    Not Applicable
          Item 6.   Ownership of  More  than  Five  Percent  on  Behalf  of
                    Another Person.

               If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                    Not Applicable

          Item 7.   Identification and  Classification  of  the  Subsidiary
                    Which Acquired the Security Being Reported on By the Parent Holding Company.
               If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                    Not Applicable

          Item 8.   Identification and  Classification  of Members  of  the
                    Group.
               If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.
                    Not Applicable

          Item 9.   Notice of Dissolution of Group.
               Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                    Not Applicable

          Item 10.  Certification.
               The  following  certification  shall  be  included  in   the
          statement is filed pursuant to Rule 13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date  February 13, 1998           By:  /s/ David B. Pomeroy, II
               __________________               _________________________
                                                     David B. Pomeroy, II

               The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general part of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.